Exhibit 1 Third Quarter 2024 Earnings Webcast October 24, 2024

02 About projections and forward-looking statements Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations. This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance should be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations – including Vista’s anticipated performance and guidance for 2024 and 2025 included in this presentation – are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed or furnished under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties, which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward looking statements, including, among other things uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the newly elected government in Argentina; significant economic or political developments in Mexico and the United States; uncertainties regarding the new administration that took office in Mexico in October 2024; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves; increased market competition in the energy sectors in Argentina and Mexico; potential changes in regulation and free trade agreements as a result of U. S., Mexican or other Latin American political conditions; environmental regulations and internal policies to achieve global climate targets; and the ongoing conflict involving Russia and Ukraine; and more recently, the Israel-Hamas conflict. Forward looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR(www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice. Other Information. Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

03 Strong operational and financial performance during the quarter Q3 2024 HIGHLIGHTS (1) (2) (3) Production Revenues Lifting Cost Oil Production CAPEX 72.8 Mboe/d 63.5 Mbbl/d 462 $MM 4.7 $/boe 369 $MM +47% y-o-y +53% y-o-y +53% y-o-y (2)% y-o-y +103% y-o-y +12% q-o-q +11% q-o-q (4) (5) (6) (7) (8) Adj. EBITDA Adj. Net Income Adj. EPS Free Cash Flow Net Leverage Ratio 53 $MM 0.6 $/sh 310 $MM (74) $MM 0.65x Net Income EPS +37% y-o-y (31) $MM y-o-y (1)% y-o-y 165 $MM 1.7 $/sh +8% q-o-q (1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of (2) Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock conventional assets + Impairment (reversal) of long-lived assets fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, (5) Adjusted net income = Profit for the year, net + Deferred income tax + Changes in fair value of warrants + Gain related to general and administrative expenses, other operating income, other operating expense and other non-cash costs related the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + impairment to the transfer of conventional assets (reversal) of long-lived assets (3) Property, plant and equipment additions (6) Adj. EPS = Adj. Net Income divided by weighted average number of ordinary shares (4) Adj. EBITDA = Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, (7) Free cash flow = Operating activities cash flow + Investing activities cash flow depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization (8) Net leverage ratio = LTM Adj. EBITDA / Net financial debt

04 Sequential double-digit production growth (1) TOTAL PRODUCTION OIL PRODUCTION NATURAL GAS PRODUCTION Mboe/d Mbbl/d MMm3/d +53% +47% +16% +12% +11% +12% 72.8 63.5 65.3 1.42 57.2 1.26 1.22 49.5 41.5 Q3-23 Q2-24 Q3-24 Q3-23 Q2-24 Q3-24 Q3-23 Q2-24 Q3-24 § Recorded 12% sequential production growth, driven by the tie-in of 23 wells between May and September 2024 § Interannual production growth reflects strong performance of shale oil development and activity ramp-up, having tied-in 51 new wells in LTM (2) § Continuous solid well productivity, with new wells performing in line with BPO type curve (1) Includes oil, gas and LPG production. LPG production in Q3 2024 totaled 414 boe/d, compared to 139 boe/d in Q2 2024 and 304 boe/d in Q3 2023 (2) EUR: 1.52 MMboe, based on a lateral length of 2,800 meters and 47 completion stages per well

05 Solid execution of development hub activity schedule DEVELOPMENT HUB Q3-24 PROGRESS 35 30 25 PAD NAME NUMBER OF WELLS TIE-IN Aguada BPO-27 Mid August 5 Federal BPE-5 Mid August 3 40 BPO-28 Early September Bajada del 4 Palo Este BPO-29 Early October 3 Bajada del Palo Oeste Tied-in 40 wells YTD, leaving 50-54 us on track to deliver 50-54 Tie-ins tie-ins by year-end Coirón Amargo Norte On track to reach 85 Mboe/d in 25 2019 to Q2-24 tie-ins Q4-24 and deliver on our annual Q3-24 tie-ins 85 Mboe/d guidance of 68-70 Mboe/d Note: pad locations for illustrative purposes. Pad sizes not to scale

06 Revenue growth above 50% y-o-y (1) REVENUES AVERAGE CRUDE OIL PRICE AVERAGE NATURAL GAS PRICE $MM $/bbl $/MMBtu +14% +53% +1% +17% 462.4 3.9 3.8 71.8 68.4 396.7 67.6 3.3 302.8 Q3-23 Q2-24 Q3-24 Q3-23 Q2-24 Q3-24 Q3-23 Q2-24 Q3-24 % of export in 57% 40% 54% total revenues Oil exports 2.2 1.9 3.5§ Sequential reduction in realized oil § Exported 8% of total gas volumes (MMbbl) prices driven by softer international at 7.0 $/MMBtu prices § Strong increase y-o-y, driven by § 72% of oil sales volumes sold at 53% boost in oil production export parity prices (1) Revenues include export duties: 13.1 $MM in Q3-23, 11.8 $MM Q2-24 and 18.8 $MM Q3-24

07 Low cost, fully-focused shale oil producer (1) (1)(2) LIFTING COST LIFTING COST PER BOE $MM $/boe +44% (2)% 31.6 4.8 4.7 4.5 26.7 21.9 72.8 65.3 49.5 Q3-23 Q2-24 Q3-24 Q3-23 Q2-24 Q3-24 Lifting cost per boe Total production (Mboe/d) § Interannual decrease in lifting cost per boe driven by production increase and partially offset by USD inflation § Sequential increase driven by higher costs in gathering, processing, compression and power generation to accommodate current production and future growth § On track to deliver on 4.5 $/boe lifting cost guidance for 2024 (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses, other operating income, other operating expense and other non-cash costs related to the transfer of conventional assets (2) Lifting cost is shown as Operating costs in our Statement of profit or loss. Lifting cost per boe = Operating costs / Total production. Lifting cost for Q3-24 (4.7 $/boe) = Operating costs (31.6 $MM) / Total production (6.7 MMboe)

08 Robust increase in Adj. EBITDA y-o-y (1) (2) (3) ADJ. EBITDA ADJ. EBITDA MARGIN NETBACK $MM % $/boe +37% (10)p.p. (7)% +8% 75% 70% 65% 310.2 49.8 48.5 288.4 46.3 226.4 71.8 68.4 67.6 Q3-23 Q2-24 Q3-24 Q3-23 Q2-24 Q3-24 Q3-23 Q2-24 Q3-24 Adj. EBITDA margin Realized crude oil price ($/bbl) § Interannual increase in Adj. EBITDA driven by 47% production growth amid stable oil prices and lifting cost per boe § Softer Adj. EBITDA margin and Netback impacted by temporary transportation of crude oil by trucks for 23 $MM during the quarter, compared to 4 $MM in Q3-23 and 11 $MM in Q2-24 (1) Adj. EBITDA = Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets (2) Adj. EBITDA Margin = Adj. EBITDA / (Total Revenues + Gain from Exports Increase Program) (3) Netback = Adj. EBITDA / Total production

09 9 Accelerating capex to support production ramp-up (1) (3) Q3 2024 CASH FLOW EVOLUTION FREE CASH FLOW $MM $MM 8 (43) (74) Q3-23 Q2-24 Q3-24 Beginning of period Operating activities Investing activities Financing activities End of period (2) cash position cash flow cash flow cash flow cash position (4) CAPEX § Operating activities cash flow reflects an increase in working capital of 52 $MM $MM and advanced payments for midstream expansions of 20 $MM 369 346 § Cash flow used in investing activities reflects accrued capex of 369 $MM partially offset by a 42 $MM decrease in capex-related working capital § Cash flow from financing activities reflects proceeds from borrowings of 143 181 $MM, partially offset by the repurchase of shares of 50 $MM, and the repayment of borrowings of 74 $MM (5) § Maintained low leverage ratio with NLR at 0.65x Adj. EBITDA Q3-23 Q2-24 Q3-24 (1) Cash is defined as Cash, bank balances and other short-term investments (2) For the purpose of this graph, Cash flow from financing activities is the sum of: (i) Cash flow from financing activities for -1.9 $MM; (ii) Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents for 3.8 $MM; and (iii) the variation in Government bonds for 0.3 $MM (3) Free cash flow = Operating activities cash flow + Investing activities cash flow (4) Property, plant and equipment additions (5) Net leverage ratio = LTM Adj. EBITDA / Net financial debt

10 Raising our 2025 targets Accelerated growth in Secured oil midstream Secured 3rd drilling rig PPP 2024, expecting to reach capacity of 124 Mbbl/d by and 2nd frac set, to grow (1) 85 Mboe/d in Q4-24 YE-25 to evacuate growth further during 2025 (2) ADJ. EBITDA PRODUCTION $MM Mboe/d +40% 1,500- +40% 1,650 95-100 1,000-1,150 68-70 2025 plan based on 52-60 1,400 Estimated Lifting cost at 85 well tie-ins and capex of 4.3-4.5 $/boe for 2025 (3) 1.1-1.3 $Bn 2024F 2025F 2024F 2025F (4) Updated guidance Previous guidance In line with our capital allocation priorities, we are accelerating our highly profitable growth plan (1) Includes 37 Mbbl/d of trucking capacity (4) On September 26, 2023, the Company furnished its Investor Day Presentation to the SEC, which (2) Assumes a realized oil price of 67-72 $/bbl, with an implied Brent of 75-80 $/bbl. Adj. EBITDA = included certain projections for the years 2025 and 2026 (the “2025 Guidance” and the “2026 Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Guidance,” respectively). The Company has revised its 2025 Guidance in this presentation. The Depreciation, depletion and amortization + Transaction costs related to business combinations + Company continues to assess the impact that the revisions to the 2025 Guidance may have on the (1) Adj. EBITDA = Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + 2026 Guidance. As a result, the Company is withdrawing its 2026 Guidance, with the exception that expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long- the Company maintains its ambition to become net zero in scope 1 and 2 GHG emissions by 2026 lived assets (3) Excludes potential new investment in Vaca Muerta Sur oil pipeline and export terminal

11 Closing remarks Strong operational and financial performance during the quarter Robust execution of annual work program, with 40 wells tied-in YTD On track to deliver on 2024 activity, production, lifting cost and Adj. EBITDA guidance Executed 50 $MM of share buybacks in Q3-24, for a total of 100 $MM during 2024 New 2025 production and Adj. EBITDA guidance, accelerating highly profitable growth, in line with our capital allocation priorities

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